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                                   EXHIBIT 11
                       FERRO CORPORATION AND SUBSIDIARIES
             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


                                                       12 Months       12 Months
(Dollars in thousands, except per share data)           December        December
                                                          1998            1997
                                                      -----------      ---------
Basic:
        Weighted Average Common Shares Outstanding     36,419,090      38,131,631
        Net Income (Loss)                                  69,282        ($37,277)
        Less Preferred Stock Dividend, Net of Tax          (3,789)         (3,757)
                                                     ------------      ----------
        Net Income (Loss) Available to Common
        Shareholders                                      $65,493        ($41,034)
        Basic Earnings Per Common Share                     $1.80          ($1.08)


Diluted:
        Weighted Average Common Shares Outstanding     36,419,090      38,131,631

        Adjustments for assumed conversion
          of convertible
        preferred stock and common stock options        4,060,051       4,136,397
                                                      -----------      ----------
                                                       40,479,141      42,268,028
        Net Income (Loss)                                 $69,282        ($37,277)
        Additional ESOP Contribution, Net of Tax           (1,584)         (1,803)
                                                     ------------      ----------
        Adjusted Net Income (Loss)                        $67,698        ($39,080)

Diluted Earnings Per Share                                  $1.67          ($0.92)


Note: Due to the anti-dilutive effect of the net loss in 1997, Basic Earnings Per Share is reported for both Basic and Diluted Earnings Per Share.